RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

09047238

RECEIVED
2009 NOV -2 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

October 27, 2009

Exemption No : 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated October 27, 2009 accompanied with Unaudited Financial Results for the quarter ended September 30, 2009.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

Reliance Natural Resources
Anil Dhirubhai Ambani Group

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

October 27, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 2272 1233, 34
Facsimile: 2272 3121, 2037, 2039, 2041
email : corp.relations@bseindia.com
BSE Scrip Code : 532709

Dear Sir,

Sub : Unaudited Financial Results for the quarter and half year ended September 30, 2009

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter and half year ended September 30, 2009, which were approved by the Board of Directors at their meeting held on October 27, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6290
Fax: +91 22 3037 6633
www.rnrl.in

October 27, 2009

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051
Telephone: 2659 8235/36, 2659 8100/14
Facsimile: 2659 8237/38
NSE Symbol : RNRL

Dear Sir,

Sub : Unaudited Financial Results for the quarter and half year ended September 30, 2009

In terms of Clause 41 of the Listing Agreement entered with the Stock Exchange, we enclose a copy of the Unaudited Financial Results for the quarter and half year ended September 30, 2009, which were approved by the Board of Directors at their meeting held on October 27, 2009.

The results will be published in English and vernacular newspapers as required under the Listing Agreement.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Company Secretary

Encl.:

RELIANCE Natural Resources
Anil Dhirubhai Ambani Group

RELIANCE NATURAL RESOURCES LIMITED

Registered Office: 'H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Unaudited Financial Results for the quarter and half year ended September 30, 2009

(Rs. Lakhs)

Sr.No.	Particulars	Quarter ended		Half Year ended		Year ended
		30-09-2009 Unaudited	30-09-2008 Unaudited	30-09-2009 Unaudited	30-09-2008 Unaudited	31-03-2009 Audited
1	(a) Income from operations	1,455.19	3,324.10	9,707.34	8,721.11	27,001.59
	(b) Other operating Income	-	-	-	-	-
	Total Operating Income	1,455.19	3,324.10	9,707.34	8,721.11	27,001.59
2	**Expenditure**					
	(a) Cost of operations	1,056.91	2,660.89	7,626.56	7,520.09	22,005.82
	(b) Employee Cost	140.98	113.87	263.70	229.78	478.85
	(c) Depreciation (net)	1.82	-	3.62	-	5.99
	(d) Other Expenditure	328.84	776.08	772.51	1,321.38	2,486.57
	(e) **Total Expenditure**	1,528.55	3,550.84	8,666.39	9,071.25	24,977.23
3	Profit /(Loss) from operations before Other Income and Interest	(73.36)	(226.74)	1,040.95	(350.14)	2,024.36
4	Other Income (net)	5,160.79	4,767.22	8,454.37	8,662.12	14,677.19
5	Profit before Interest	5,087.43	4,540.48	9,495.32	8,311.98	16,701.55
6	Interest and Finance charges	2,412.46	2,502.21	4,671.71	4,509.23	9,513.32
7	Profit before tax	2,674.97	2,038.27	4,823.61	3,802.75	7,188.23
8	Provision for taxes					
	- Current Tax	550.00	24.61	965.10	169.96	170.06
	- Fringe Benefit Tax	(4.61)	3.80	-	7.60	11.54
	- Deferred Tax Liability/(Asset)	14.38	(0.20)	18.83	7.87	19.61
9	Net Profit for the period	2,115.20	2,010.06	3,839.68	3,617.32	6,987.02
10	Paid up Equity Share Capital	81,656.52	81,656.52	81,656.52	81,656.52	81,656.52
	(Face Value Rs. 5 per Share)					
11	Reserves (excluding revaluation reserve)					98,360.93
12	Earnings per share (*not annualised)					
	- Basic (Rs.)	0.13*	0.12*	0.24*	0.22*	0.43
	- Diluted (Rs.)	0.13*	0.12*	0.24*	0.22*	0.43
13	Public shareholding -				-	
	- Number of shares	737,522,280	737,522,280	737,522,280	737,522,280	737,522,280
	- Percentage of shareholding	45.16	45.16	45.16	45.16	45.16
14	Promoter and promoter group shareholding					
	a) Pledged/Encumbered					
	- Number of shares	-		-		-
	- Percentage of shareholding (as a % of total shareholding of promoter and promoter group)	-		-		-
	- Percentage of shareholding (as a % of total share capital of the company)	-		-		-
	b) Non-encumbered					
	- Number of shares	895,608,142		895,608,142		895,608,142
	- Percentage of shareholding (as a % of total shareholding of promoter and promoter group)	100.00		100.00		100.00
	- Percentage of shareholding (as a % of total share capital of the company)	54.84		54.84		54.84

Notes:

1. After review by the Audit Committee, the Board of Directors of the Company have approved the above results for the quarter and half year ended September 30, 2009 at their Meeting held on October 27, 2009.

2. The above results for the quarter and half year ended September 30, 2009 have been subjected to a "Limited Review" by the auditors of the Company, as per the listing agreements entered into with the stock exchanges in India.

3. The Company operates in only one segment, namely, Fuel Handling and Processing. Hence, no separate Segment Report is prepared.

4. During the quarter, the company has sold 51% shareholding of wholly owned subsidiary Reliance Cementation Private Limited and has earned a profit of Rs. 1,612.48 Lakhs.

5. Other Income (net) includes income from dividend, interest, profit on sale of investments and foreign exchange gain/(loss).

6. Depreciation for the quarter and half year ended September 30, 2009 charged to Profit & Loss account has been shown net of recovery of Rs.135.45 Lakhs and Rs. 269.44 Lakhs respectively. (Rs. 162.97 Lakhs and Rs. 324.17 Lakhs for the corresponding previous quarter and half year).

7. There was no exceptional/extra ordinary item during the quarter/half year ended September 30, 2009.

8. The Company, during the quarter ended September 30, 2009, received 17 investor complaints and all of them were resolved. No complaints were pending at the beginning of the quarter.

9. Figures of the previous period/year have been regrouped/reclassified wherever considered necessary.

For and on behalf of the Board of Directors

Place: Mumbai
Date: October 27, 2009

Anil D. Ambani
Chairman